November 29, 2012

Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Preferred Apartment Communities, Inc.
Form 10-K
Filed on March 15, 2012
File No. 001-34995

Dear Mr. Gordon:

Preferred Apartment Communities, Inc. (the "Company"), is submitting this letter in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated November 19, 2012 (the "Comment Letter"), with respect to the Annual Report on Form 10-K filed by the Company with the Commission on March 15, 2012 (the "2011 Form 10-K").

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the 2011 Form 10-K. All page number references in the Company’s responses are to page numbers in the 2011 Form 10-K.

Note 4. Real Estate Loan, page F-13

1.
We note your policy to accrue a portion of the exit fee that may be earned on your $6 million loan to Hampton Partners. It appears that the exit fee represents contingent revenue since it will only be earned if the borrower sells or refinances the property prior to maturity of the loan. Please explain to us your basis for recognizing contingent revenue on this and other real estate loans made during 2012, citing relevant accounting literature.

The Company is accruing an exit fee on its $6.0 million loan to Hampton Partners based on an effective interest rate of 12% as that represents the minimum contractual amount due, in accordance with ASC 310, which is not contingent upon any uncertainty, as contingencies are defined in ASC

November 29, 2012

450. The Company is accruing interest on the loans that were issued during 2012 under the same model. The Company believes that there is no uncertainty as the exit fee is due from the third party borrowers in the case of a refinancing or sale as well as at maturity. Therefore, there is no uncertainty around any future event that the interest on the loan would be contingent upon. The acquisition of the property by the Company is a unilateral decision under the Company's control.  If the Company acquires the property, the accrued exit fee would become an element of the consideration exchanged, along with the purchase price.

Exhibit 31

2.
We note that the fourth paragraph of the Section 302 certification does not refer to the certifying officers’ responsibility for establishing and maintaining effective internal control over financial reporting. Please amend your filing to provide a certification that includes the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

The Company was not required to, and did not, file an Annual Report on Form 10-K for the fiscal year ended December 31, 2010, causing the Company to fall within the definition of a newly public company as defined in Instruction 1 to Item 308 of Regulation S-K. Therefore, the Company was not required to comply with the management reporting requirements pertaining to internal controls over financial reporting in its first Annual Report on Form 10-K, as provided by Instruction 1 to Item 308 of Regulation S-K. Because an assertion regarding establishing and maintaining effective internal control over financial reporting was not required for this reporting period, the Company omitted this assertion in the Section 302 certifications, such relief provided by the Commission’s Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (effective date August 14, 2003). In addition, as required by Instruction 1 to Item 308 of Regulation S-K, the Company included the following statement in Item 9.A, Controls and Procedures, on page 66 of the 2011 Form 10-K:

“This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.”

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

November 29, 2012

If you should have any additional questions, please contact either Leonard A. Silverstein, the Company’s President and Chief Operating Officer, at 770-818-4147 or me at 678-589-7734.

Sincerely,

/s/ Michael J. Cronin
Michael J. Cronin
Chief Accounting Officer
Preferred Apartment Communities, Inc.

Cc:    John A. Williams
Chief Executive Officer, Preferred Apartment Communities, Inc.

Leonard A. Silverstein
President and Chief Operating Officer, Preferred Apartment Communities, Inc.

Jeffrey R. Sprain
General Counsel, Preferred Apartment Communities, Inc.

Chris Dietrick
Partner, PriceWaterhouseCoopers, LLP

Peter M. Fass
Partner, Proskauer Rose, LLP